FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended September 30, 2006

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X                   Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in three different U.S. Phase 1 and 2 clinical trials. Recently, a 43 site U.S. placebo controlled trial of NX-1207 showed statistically significant efficacy results, without any serious adverse events for the drug. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has NXD-2858 and NXD-9062 which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended September 30, 2006.

On September 19, Nymox announced positive efficacy and safety results from its recently completed Phase 2 trial of NX-1207 for benign prostatic hyperplasia (BPH). 43 clinical trial sites across the U.S. and 175 subjects participated in the double-blind, placebo controlled trial. Overall, patients treated with NX-1207 showed a total pooled mean improvement of 9.35 points in the primary outcome endpoint of AUA Symptom Score values, which reached statistical significance when compared with the placebo control (p=.017). The mean improvements in AUA Symptom Score for each of the 3 doses used in the trial ranged from 8.10 to 11.03 points with statistical significance measures of p=.015 to 0.17. Published studies of currently approved drugs for BPH show AUA Symptom Score improvement in the 3.5 to 5 point range. The AUA Symptom Score is a standardized measurement of BPH symptoms and includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). The treated subjects also showed an overall significant reduction in mean prostate volume (secondary outcome) of 11.7% (6.84 grams; p=.02). The results of the trial demonstrated the excellent safety and side effect profile of NX-1207. Subjects treated with NX-1207 had no serious side effects. In particular, patients given NX-1207 had no (0%) significant sexual side effects. Serious adverse events occurred in 5.1% of all placebo patients, and in 0% of the NX-1207 treated group. The double-blind, placebo-controlled, randomized, parallel group, 3 dose range study was designed to test safety and efficacy after 3 months in patients with BPH. Patients were enrolled who had AUA Symptom Score values of = 15 points and prostate volumes of = 40 grams. The study was conducted across 43 centers in the U.S. 175 subjects were enrolled in the trial. Patients were assessed by medical and symptom evaluation, prostate volume studies, uroflow measurements, laboratory and safety parameters at baseline and repeatedly over the course of 3 months. Outcome variables were based on analysis after 3 months.

On July 28, Nymox announced that the Company’s NicAlert™ product will be used in a large smoking cessation study in collaboration with g-Nostics Ltd. in the U.K. The program will involve approximately 1,200 patients and 36 pharmacies assessing the clinical and cost effectiveness of g-Nostics Ltd.’s innovative pharmacogenetic smoking intervention, when used in a primary care setting. NicAlert™ will be used both for the initial measurement of cotinine levels in the subjects and to validate smoking status throughout the program.

In July, Nymox announced that results from clinical studies of the Company’s NicAlert™ Saliva test for tobacco product use and exposure were presented at the 13th World Conference on Tobacco or Health in Washington DC. The World Conference included the top experts on nicotine and tobacco from around the world. The presentation of the NicAlert™ saliva study results were made by Dr. Norman J. Montalto, one of the principal investigators in the studies. Dr. Montalto is a clinical expert in the field of tobacco use and dependency, and is Professor in the Department of Family Medicine at West Virginia University in Charleston, WV, and Director of the Freedom from Tobacco Use Program in Charleston. The studies were independently undertaken in family practice medical clinics under the supervision of principal investigators, Dr. Montalto and Dr. Wayne O. Wells to assess the accuracy and utility of the saliva test. Dr. Wells is Principal Investigator and Medical Director of Clinical Research Centers of Tennessee in Lebanon, TN, with expertise in tobacco dependency.

On August 3, Nymox announced that the Company’s saliva-based NicAlert™ product successfully provided an on-the-spot evaluation of smoking status in an independent study of pregnant women in Alaska. Results from the study were presented at the 13th International Congress on Circumpolar Health. In the study, NicAlert™ and a highly sophisticated laboratory test, liquid chromatography tandem mass spectrometry (LC/MS/MS), were independently used to measure the levels of cotinine, a metabolite of nicotine, in saliva samples.

On September 11, 2006 independent clinical trial results from studies of the Company’s AlzheimAlert ™ test were presented at the XXVIIIth International Congress of Clinical Neurophysiology in Edinburgh, Scotland. The presentation concerned the use of the AlzheimAlert™ test in the diagnosis of mild cognitive impairment in the elderly. The authors of the paper include Ira Goodman of Orlando Regional Healthcare System, Stephen Flitman of 21st Century Neurology, Phoenix AZ, Kevin Xie of Centra Care Clinic, St. Cloud MN, Alireza Minagar of Louisiana State University Health Sciences Center, Shreveport LA and Ralph Richter of University of Oklahoma, Tulsa OK.

We wish to thank our over 4,000 shareholders for their valued support. Nymox has continued to meet its major milestones, and we look forward to important upcoming progress.

/s/ Paul Averback, MD
Paul Averback MD
President

November 13, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.1 million as of December 31, 2005, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Nine Months Ended September 30	2006	2005	2004
Total Revenues	$358,186	$319,755	$243,579

Net Loss	$(3,658,700)	$(2,763,440)	$(2,801,353)

Loss per share (basic & diluted)	$(0.13)	$(0.11)	$(0.11)

Total Assets	$3,731,216	$3,754,040	$4,002,818

Quarterly Results	Q3 - 2006	Q2 - 2006	Q1 - 2006	Q4 - 2005
Total Revenues	$141,817	$120,360	$96,009	$106,527

Net Loss	$(1,238,833)	$(1,360,621)	$(1,059,246)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.03)

	Q3 - 2005	Q2 - 2005	Q1 - 2005	Q4 - 2004
Total Revenues	$100,757	$117,067	$101,931	$78,369

Net Loss	$(958,464)	$(847,299)	$(957,677)	$(944,272)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.04)

Results of Operations – Q3 2006 compared to Q3 2005

Net losses were $1,238,833, or $0.04 per share, for the three months and $3,658,700, or $0.13 per share for the nine months ended September 30, 2006, compared to $958,464, or $0.04 per share, for the three months and $2,763,440, or $0.11 per share, for the nine months ended September 30, 2005. The increase in net losses is attributable to stock-based compensation costs and to an increase in research and development expenditures (see below). The weighted diluted average number of common shares outstanding for the quarter ended September 30, 2006 was 27,789,196 compared to 25,916,670 for the same period in 2005.

Revenues

Revenues from sales amounted to $141,013 for the three months and $353,962 for the nine months ended September 30, 2006, compared with $100,110 for the three months and $318,424 for the nine months ended September 30, 2005. Higher sales of NicAlert and TobacAlert™ (increase of 13.4%) accounted for the increase in the third quarter of 2006 compared to the same period in 2005. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $597,496 for the three months and $1,893,216 for the nine months ended September 30, 2006, compared with $521,816 for the three months and $1,481,115 for the nine months ended September 30, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. For the first nine months of 2006, research tax credits amounted to $5,114 compared to $3,300 in 2005. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $56,005 for the three months and $169,540 for the nine months ended September 30, 2006, compared with $76,083 for the three months and $192,607 for the nine months ended September 30, 2005. Lower expenditures on publicity account for the reduction. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $244,234 for the three months and $761,673 for the nine months ended September 30, 2006, compared with $297,649 for the three months and $908,949 for the nine months ended September 30, 2005, due to lower expenditures in many areas such as salaries (decrease of 24.3%), insurance (decrease of 36.3%) and shareholder relations (decrease of 15.9%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The CICA amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. In the second quarter of 2006, 200,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded in the second quarter. In the third quarter of 2006, 640,500 options were granted to directors and employees of the Company, of which 194,250 were vested. Under the fair value based method, the stock-based compensation cost recorded in the third quarter for these options was $278,008 (see Note 3 of the Consolidated Financial Statements).

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2006 expenses (70% in 2005) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2006 or 2005.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $20,177 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$939,297	$242,118	$697,179	$0

Operating Leases	$63,214	$22,515	$40,699	$0

Total Contractual Obligations	$1,002,511	$264,633	$737,878	$0

Results of Operations – Q3 2005 compared to Q3 2004

Net losses were $958,464, or $0.04 per share, for the three months and $2,763,440, or $0.11 per share for the nine months ended September 30, 2005, compared to $695,031, or $0.03 per share, for the three months and $2,801,353, or $0.11 per share, for the nine months ended September 30, 2004. The weighted diluted average number of common shares outstanding for the quarter ended September 30, 2005 was 25,916,670 compared to 25,096,385 for the same period in 2004.

Revenues

Revenues from sales amounted to $100,110 for the three months and $318,424 for the nine months ended September 30, 2005, compared with $102,325 for the three months and $243,579 for the nine months ended September 30, 2004 due to an increase in the sales of NicAlert/TobacAlert (29%).

Research and Development

Research and development expenditures remained relatively constant at $1,481,115 for the nine months ended September 30, 2005, compared with $1,456,002 for the nine months ended September 30, 2004. For the first nine months of 2005, research tax credits amounted to $3,300 compared to $7,975 in 2004 because of a decrease in expenditures eligible for tax credits.

Marketing Expenses

Marketing expenditures were $192,607 for the nine months ended September 30, 2005, compared with $164,676 for the nine months ended September 30, 2004. Increased marketing of our products accounts for the rise in expenditures.

Administrative Expenses

General and administrative expenses remained relatively constant at $908,949 for the nine months ended September 30, 2005, compared with $905,975 for the nine months ended September 30, 2004.

Financial Position

Liquidity and Capital Resources

As of September 30, 2006, cash totaled $243,299 and receivables including tax credits totaled $42,578. In October 2005, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 21, 2005. As at September 30, 2006, 19 drawings were made under this purchase agreement, for total proceeds of $3,550,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96 per share. On January 24, 2006, 52,083 common shares were issued at a price of $1.92 per share. On February 3, 2006, 51,020 common shares were issued at a price of $1.96 per share. On February 10, 2006, 51,546 common shares were issued at a price of $1.94 per share. On February 16, 2006, 103,093 common shares were issued at a price of $1.94 per share. On March 6, 2006, 52,632 common shares were issued at a price of $1.90 per share. On March 16, 2006, 51,813 common shares were issued at a price of $1.93 per share. On March 27, 2006, 246,914 common shares were issued at a price of $4.05 per share. On April 12, 2006, 188,917 common shares were issued at a price of $3.97 per share. On May 2, 2006, 82,645 common shares were issued at a price of $3.63 per share. On July 25, 2006, 37,488 common shares were issued at a price of $2.67 per share. On August 7, 2006, 37,879 common shares were issued at a price of $2.64 per share. On August 24, 2006, 39,063 common shares were issued at a price of $2.56 per share. On September 12, 2006, 40,000 common shares were issued at a price of $2.50 per share. On September 26, 2006, 73,260 common shares were issued at a price of $2.73 per share. The Company can draw down a further $9,450,000 over the remaining 12 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended September 30, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2006, with comparative figures as at December 31, 2005
(in US dollars)

	September 30, 2006	December 31, 2005
		(Audited)
Assets
Current assets:
Cash	$243,299	$151,476
Accounts receivable	34,389	62,721
Research tax credits receivable	8,189	3,075
Inventories	31,901	74,182

	317,778	291,454
Long-term security deposit	35,993	35,993
Long-term receivables	70,000	70,000
Property and equipment	8,693	11,463
Patents and intellectual property	3,298,752	3,310,129

	$3,731,216	$3,719,039

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,444,502	$1,704,369
Accrued liabilities	103,493	205,424
Notes payable	596,491	500,000
Deferred lease inducement	9,623	9,576
Deferred revenue	15,907	42,202

	2,170,016	2,461,571
Long-term deferred revenue	5,000	10,000
Deferred lease inducement	28,067	35,331
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital (note 2)	43,038,350	39,488,350
Additional paid-in capital (note 2 (b))	1,255,098	626,525
Deficit	(43,565,315)	(39,702,738)

	728,133	412,137
Subsequent events (note 6)

	$3,731,216	$3,719,039

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended September 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	2004	2006	2005	2004
Revenue:
Sales	$141,013	$100,110	$102,325	$353,962	$318,424	$243,579
Interest	804	647	--	4,224	1,331	--

	141,817	100,757	102,325	358,186	319,755	243,579
Expenses:
Research and
development	597,496	521,816	305,730	1,893,216	1,481,115	1,456,002
Less investment tax
credits	--	(1,125)	(2,987)	(5,114)	(3,300)	(7,975)

	597,496	520,691	302,743	1,888,102	1,477,815	1,448,027
General and
administrative	244,234	297,649	239,243	761,673	908,949	905,975
Depreciation and
amortization	113,416	108,577	113,762	336,149	317,107	320,282
Marketing	56,005	76,083	52,431	169,540	192,607	164,676
Stock-based
compensation
(note 3)	282,063	4,055	4,055	628,573	12,165	12,165
Cost of sales	74,198	42,109	75,466	188,905	141,696	163,876
Interest and bank
charges	13,238	10,057	9,656	43,944	32,856	29,931

	1,380,650	1,059,221	797,356	4,016,886	3,083,195	3,044,932

Net loss	$(1,238,833)	$(958,464)	$(695,031)	$(3,658,700)	$(2,763,440)	$(2,801,353)

Loss per share (basic
and diluted)	$(0.04)	$(0.04)	$(0.03)	$(0.13)	$(0.11)	$(0.11)

Weighted average
number of common
shares outstanding
Basic	27,789,196	25,909,567	25,048,448	27,482,960	25,905,057	24,789,096
Plus impact of stock
options and warrants	--	7,103	47,937	20,204	30,975	224,118

Diluted	27,789,196	25,916,670	25,096,385	27,503,164	25,936,032	25,013,214

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended September 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	2004	2006	2005	2004
Deficit, beginning of
period:
As previously
reported	$(42,292,277)	$(37,839,012)	$(34,204,550)	$(39,702,738)	$(35,951,268)	$(31,326,826)
Adjustment to reflect
change in accounting
for amortization of
patents (note 1 (b) (ii))	--	--	--	--	--	(119,714)

Sub-total	(42,292,277)	(37,839,012)	(34,204,550)	(39,702,738)	(35,951,268)	(31,446,540)
Adjustment to reflect
change in accounting
policy for employee
stock options
(note 1 (b) (i))	--	--	--	--	--	(548,164)

Deficit restated	(42,292,277)	(37,839,012)	(34,204,550)	(39,702,738)	(35,951,268)	(31,994,704)
Net loss	(1,238,833)	(958,464)	(695,031)	(3,658,700)	(2,763,440)	(2,801,353)
Share issue costs	(34,205)	(37,088)	(52,305)	(203,877)	(119,856)	(155,829)

Deficit, end of period	$(43,565,315)	$(38,834,564)	$(34,951,886)	$(43,565,315)	$(38,834,564)	$(34,951,886)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended September 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	2004	2006	2005	2004
Cash flows from operating
activities:
Net loss	$(1,238,833)	$(958,464)	$(695,031)	$(3,658,700)	$(2,763,440)	$(2,801,353)
Adjustments for:
Depreciation and
amortization	113,416	108,577	113,762	336,149	317,107	320,282
Stock-based
compensation	282,063	4,055	4,055	628,573	12,165	12,165
Net change in operating
assets and liabilities	337,008	111,604	(254,108)	(383,925)	513,222	121,385

	(506,346)	(734,228)	(831,322)	(3,077,903)	(1,920,946)	(2,347,521)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	600,000	895,000	1,020,000	3,550,000	2,385,000	2,824,033
Share issue costs	(34,205)	(37,088)	(52,305)	(203,877)	(119,856)	(155,829)
Repayment of notes
payable	--	--	--	--	(100,000)	--
Proceeds from issuance
of notes payable	96,491	--	--	96,491	--	--

	662,286	857,912	967,695	3,442,614	2,165,144	2,668,204
Cash flows from investing
activities:
Additions to property
and equipment and
intangibles	(35,043)	(44,559)	(149,432)	(272,888)	(540,556)	(575,438)

Net increase (decrease)
in cash	120,897	79,125	(13,059)	91,823	(296,358)	(254,755)
Cash, beginning of period	122,402	154,159	363,907	151,476	529,642	605,603

Cash, end of period	$243,299	$233,284	$350,848	$243,299	$233,284	$350,848

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$11,445	$7,959	$9,656	$38,173	$23,456	$29,931
(b) Non-cash
transactions:
Acquisition of
property
and equipment,
patents and
intellectual
property included
in accounts payable
and accrued
liabilities	13,742	53,196	--	374,616	217,709	--
Cashless exercise of
warrants	--	--	--	--	--	375,717

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of drugs and medical products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2006 and the unaudited consolidated statements of operations, deficit and cash flows for the three-month and nine-month periods ended September 30, 2006, 2005 and 2004 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2005.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2005	26,728,781	$39,488,350
Issued for cash pursuant to common
stock private purchase agreement (i)	1,209,373	3,550,000

Balance, September 30, 2006	27,938,154	$43,038,350

(i)	Common Stock Private Purchase Agreement:

In October 2005, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended September 30, 2006, the Corporation issued 227,690 common shares to the Purchaser for aggregate proceeds of $600,000 under the agreement. In the nine-month period ended September 30, 2006, the Corporation issued 1,209,373 shares for aggregate proceeds of $3,550,000. At September 30, 2006, the Corporation can require the Purchaser to purchase up to $9,450,000 of common shares over the remaining 12 months of the agreement.

(b)	Additional paid-in capital:

Changes in additional paid-in capital were as follows:

Balance, December 31, 2005	$626,525
Stock-based compensation	628,573

Balance, September 30, 2006	$1,255,098

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

3.	Stock-based compensation:

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	2004	2006	2005	2004
Stock-based compensation
pertaining to general
and administrative	$86,400	$--	$--	$340,200	$--	$--
Stock-based compensation
pertaining to marketing	7,495	4,055	4,055	100,205	12,165	12,165
Stock-based compensation
pertaining to research and
development	188,168	--	--	188,168	--	--

	$282,063	$4,055	$4,055	$628,573	$12,165	$12,165

4.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	2004	2006	2005	2004
Net loss, Canadian
GAAP	$(1,238,833)	$(958,464)	$(695,031)	$(3,658,700)	$(2,763,440)	$(2,801,353)
Stock-based
compensation -
options granted to
non-employees (i)	--	(10,285)	(10,285)	--	(30,855)	(30,855)
Stock-based
compensation -
options granted to
employees (i)	--	4,055	4,055	--	12,165	12,165

Net loss,
U.S. GAAP	$(1,238,833)	$(964,694)	$(701,261)	$(3,658,700)	$(2,782,130)	$(2,820,043)

Loss per share,
U.S. GAAP	$(0.04)	$(0.04)	$(0.03)	$(0.13)	$(0.11)	$(0.11)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	September 30, 2006	December 31, 2005
Shareholders’ equity, Canadian GAAP	$728,133	$412,137
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$718,024	$402,028

(i)	For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the quarter and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at September 30, 2006 of $3.75, which would have been received by option holders had they exercised their options at that date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan (continued):

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31, 2005	1,811,500	$3.86			20,000	$1.62
Expired	(450,000)	4.35			--	--
Granted	840,500	2.94			600,500	1.38
Vested	--	--			(164,250)	1.38

Outstanding,
September 30, 2006	2,202,000	$3.41	6.2	$1,258,825	456,250	$1.37

Options exercisable	1,745,750	$3.41	7.9	$930,887	N/A	N/A

At September 30, 2006, the unrecognized compensation cost related to non-vested awards was $634,315 and the remaining weighted average recognition period is 9.2 months.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.14%	--
Expected volatility	66.04%	--
Expected life in years	5	--
Expected dividend yield	nil	--

Dividend yield was excluded from the calculation since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan (continued):

The weighted average per share grant date fair values of the 640,500 and 840,500 options granted during the three and nine-month periods ended September 30, 2006 were $1.38 and $1.46, respectively.

The Company has also contingently granted 2,965,000 options to senior executives at an exercise price of $3 per share. These options are subject to approval by the shareholders of the Company. These options will begin to vest quarterly over a period of 5 years after approval is obtained. Compensation cost will be recognized for these options once approval is obtained.

(ii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006, 2005 and 2004
(in US dollars)

5.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2006	$19,048	$279,661	$59,477
2005	39,197	280,558	--
2004	2,213	241,366	--
Net loss:
2006	(3,182,918)	(475,782)	--
2005	(2,354,991)	(408,449)	--
2004	(2,368,841)	(432,512)	--
Property and equipment, patents and
intellectual property
September 30, 2006	3,055,237	252,208	--
December 31, 2005	3,072,345	249,247	--

Revenues are attributed to geographic locations based on location of customers.

6.	Subsequent events:

(a)	On October 3, 2006, the Corporation issued 56,022 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $200,000.

(b)	On October 18, 2006, the Corporation issued 33,943 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $130,000.

(c)	On October 25, 2006, the Corporation issued 73,529 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $300,000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: November 13, 2006